UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

SANTARUS, INC.

(Name of Subject Company (Issuer))

WILLOW ACQUISITION SUB CORPORATION

(Offeror) a wholly owned subsidiary of

SALIX PHARMACEUTICALS, INC.

(Offeror) a wholly owned subsidiary of

SALIX PHARMACEUTICALS, LTD.

(Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.0001 PAR VALUE

(Title of Class of Securities)

802817304

(CUSIP Number of Class of Securities)

Rick D. Scruggs, Executive Vice President, Business Development

William Bertrand, Jr., Senior Vice President, General Counsel

Salix Pharmaceuticals, Ltd.

8510 Colonnade Center Drive

Raleigh, NC 27615

(919) 862-1000

(Name, address, and telephone numbers of persons authorized to receive notices and communications on behalf of filing persons)

With Copies to:

David B.H. Martin, Esq.

Keir D. Gumbs, Esq.

Covington & Burling LLP

1201 Pennsylvania Avenue, N.W.

Washington, DC 20004

(202) 662-6000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,861,198,304	$368,522

*	Estimated solely for purposes of calculating the filing fee. The transaction value was determined by multiplying (i) $32.00, the tender offer price, by (ii) the sum of (A) 67,326,021, the number of issued and outstanding shares of Santarus common stock, (B) 18,610,929, the number of shares of Santarus common stock subject to issuance pursuant to options to purchase shares of Santarus common stock and (C) 3,475,497, the number of shares of Santarus common stock reserved for issuance under Santarus’ Amended and Restated Employee Stock Purchase Plan, as amended and restated effective June 11, 2013. The foregoing share figures have been provided by the issuer to the offerors and are as of November 25, 2013, the most recent practicable date.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2014, issued August 30, 2013, by multiplying the transaction value by 0.0001288.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Salix Pharmaceuticals, Ltd., a Delaware corporation (“Salix”), Salix Pharmaceuticals, Inc., a California corporation and a wholly owned subsidiary of Salix (“Intermediary”), and Willow Acquisition Sub Corporation, a Delaware corporation and an indirect wholly owned subsidiary of Salix (“Purchaser”). This Schedule TO relates to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share, including the associated rights to purchase shares of Series A Junior Participating Preferred Stock, par value $0.0001 per share (collectively, the “Shares”), of Santarus, Inc., a Delaware corporation (“Santarus”), at a purchase price of $32.00 per Share, net to the seller in cash, without interest thereon and subject to any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 3, 2013 (the “Offer to Purchase”), and in the related letter of transmittal (the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which Offer to Purchase and Letter of Transmittal, each as may be amended or supplemented from time to time, collectively constitute the “Offer”). The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 7, 2013 (as it may be amended, modified or supplemented from time to time, the “Merger Agreement”), among Salix, Intermediary, Purchaser and Santarus, a copy of which is attached hereto as Exhibit (d)(1) and is incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase.

All of the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Santarus, Inc., a Delaware corporation. The principal executive offices of Santarus are located at 3611 Valley Centre Drive, Suite 400, San Diego, California 92130. The telephone number for Santarus at such address is (858) 314-5700.

(b) This Schedule TO relates to all of the issued and outstanding Shares. Santarus has advised Salix and Purchaser that, as of the close of business on November 25, 2013, the most recent practicable date, there were (i) 67,326,021 Shares issued and outstanding, (ii) outstanding options to purchase an aggregate of 18,610,929 Shares and (iii) 3,475,497 Shares reserved for issuance under Santarus’ Amended and Restated Employee Stock Purchase Plan, as amended and restated effective June 11, 2013. The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction,” and Section 6—“Price Range of Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in Section 6—“Price Range of Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

This Schedule TO is filed by Salix, Intermediary and Purchaser. The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet,” Section 8—“Certain Information Concerning Salix, Intermediary and Purchaser” of the Offer to Purchase and Schedule I (“Directors and Executive Officers of Salix, Intermediary and Purchaser”) to the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction,” and Section 8—“Certain Information Concerning Salix, Intermediary and Purchaser,” Section 10—“Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with Santarus,” Section 11—“The Merger Agreement; Other Agreements” and Section 12—“Purpose of the Offer; Plans for Santarus” of the Offer to Purchase is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction,” and Section 6—“Price Range of Shares; Dividends,” Section 10—“Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with Santarus,” Section 11—“The Merger Agreement; Other Agreements,” Section 12—“Purpose of the Offer; Plans for Santarus” and Section 13—“Certain Effects of the Offer” of the Offer to Purchase is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

The information set forth in Section 9—“Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

The information set forth in Section 8—“Certain Information Concerning Salix, Intermediary and Purchaser,” Section 11—“The Merger Agreement; Other Agreements” and Section 12—“Purpose of the Offer; Plans for Santarus” of the Offer to Purchase and Schedule I (“Directors and Executive Officers of Salix, Intermediary and Purchaser”) to the Offer to Purchase is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

The information set forth in the section of the Offer to Purchase titled “Introduction” and Section 10—“Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with Santarus” and Section 17—“Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

Item 10.	Financial Statements.

Not applicable.

Item. 11.	Additional Information.

(a)(1) The information set forth in sections of the Offer to Purchase titled “Introduction” and “Summary Term Sheet,” and Section 8—“Certain Information Concerning Salix, Intermediary and Purchaser,” Section 10—“Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with Santarus,” Section 11—“The Merger Agreement; Other Agreements” and Section 12—“Purpose of the Offer; Plans for Santarus” of the Offer to Purchase is incorporated herein by reference.

(a)(2)–(5) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and Section 1—“Terms of the Offer,” Section 9—“Source and Amount of Funds,” Section 11—“The Merger Agreement; Other Agreements,” Section 12—“Purpose of the Offer; Plans for Santarus,” Section 13—“Certain Effects of the Offer,” Section 15—“Conditions to the Offer” and Section 16—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated December 3, 2013.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Summary Advertisement as published in The New York Times on December 3, 2013.

(a)(5)(A)	Joint Press Release issued by Salix Pharmaceuticals, Ltd. and Santarus, Inc. on November 7, 2013 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Salix Pharmaceuticals, Ltd. on November 7, 2013).

(a)(5)(B)	Press Release issued by Salix Pharmaceuticals, Ltd. on December 3, 2013.

(a)(5)(C)	Complaint of Luzberto Rodriguez against Santarus, Inc., David F. Hale, Michael C. Carter, Ted W. Love, Gerald T. Proehl, Alessandro E. Della Chà, Kent Snyder, Daniel D. Burgess, Michael E. Herman, Salix Pharmaceuticals, Ltd., Salix Pharmaceuticals, Inc. and Willow Acquisition Sub Corporation, filed in the Court of Chancery of the State of Delaware, dated November 12, 2013.

(a)(5)(D)	Complaint of Donald Clark against Santarus, Inc., David F. Hale, Michael G. Carter, Ted W. Love, Gerald T. Proehl, Alessandro E. Della Chà, Kent Snyder, Daniel D. Burgess, Michael E. Herman, Salix Pharmaceuticals, Ltd., Salix Pharmaceuticals, Inc. and Willow Acquisition Sub Corporation, filed in the Court of Chancery of the State of Delaware, dated November 12, 2013.

(a)(5)(E)	Complaint of Jason Gerber against Santarus, Inc., David F. Hale, Gerald T. Proehl, Daniel D. Burgess, Michael G. Carter, Alessandro E. Della Chà, Michael E. Herman, Ted W. Love, Kent Snyder, Salix Pharmaceuticals, Ltd., Salix Pharmaceuticals, Inc. and Willow Acquisition Sub Corporation, filed in the Superior Court of the State of California in the County of San Diego, dated November 14, 2013.

(a)(5)(F)	Complaint of Randolph J.F. Potter, as Trustee for Randolph J.F. Potter, P.A. Employees Pension Plan against Santarus, Inc., David F. Hale, Gerald T. Proehl, Daniel D. Burgess, Michael G. Carter, Alessandro E. Della Chà, Michael E. Herman, Ted W. Love, Kent Snyder, Salix Pharmaceuticals, Ltd., Salix Pharmaceuticals, Inc. and Willow Acquisition Sub Corporation, filed in the Court of Chancery of the State of Delaware, dated November 14, 2013.

(a)(5)(G)	Complaint of Peter Grignon against Santarus, Inc., Salix Pharmaceuticals, Ltd., Salix Pharmaceuticals, Inc., Willow Acquisition Sub Corporation, David F. Hale, Gerald T. Proehl, Daniel D. Burgess, Michael G. Carter, Alessandro E. Della Chà, Michael E. Herman, Ted W. Love and Kent Snyder, filed in the Court of Chancery of the State of Delaware, dated November 15, 2013.

(a)(5)(H)	Complaint of Imad Ahmad Khalil against Santarus, Inc., Daniel D. Burgess, Michael G. Carter, Alessandro E. Della Chà, David F. Hale, Michael E. Herman, Gerald T. Proehl, Ted W. Love, Kent Snyder, Salix Pharmaceuticals, Ltd., Salix Pharmaceuticals, Inc. and Willow Acquisition Sub Corporation, filed in the Court of Chancery of the State of Delaware, dated November 15, 2013.

Exhibit No.	Description

(a)(5)(I)	Complaint of Jody King against Santarus, Inc., Gerald T. Proehl, David F. Hale, Michael E. Herman, Daniel D. Burgess, Kent Snyder, Michael G. Carter, Ted W. Love, Alessandro E. Della Chà, Salix Pharmaceuticals, Ltd., Salix Pharmaceuticals, Inc. and Willow Acquisition Sub Corporation, filed in the Court of Chancery of the State of Delaware, dated November 15, 2013.

(a)(5)(J)	Complaint of John Korhonen against Santarus, Inc., David F. Hale, Gerald T. Proehl, Daniel D. Burgess, Michael G. Carter, Alessandro E. Della Chà, Michael E. Herman, Ted W. Love, Kent Snyder, Salix Pharmaceuticals, Ltd., Salix Pharmaceuticals, Inc. and Willow Acquisition Sub Corporation, filed in the Court of Chancery of the State of Delaware, dated November 15, 2013.

(a)(5)(K)	Complaint of Salvatore Bongiovanni against Santarus, Inc., David F. Hale, Michael G. Carter, Ted W. Love, Gerald T. Proehl, Alessandro E. Della Chà, Kent Snyder, Daniel D. Burgess, Michael E. Herman, Salix Pharmaceuticals, Ltd., Salix Pharmaceuticals, Inc. and Willow Acquisition Sub Corporation, filed in the Court of Chancery of the State of Delaware, dated November 22, 2013.

(a)(5)(L)	Complaint of Frederic Princen against Santarus, Inc., David F. Hale, Gerald T. Proehl, Daniel D. Burgess, Michael G. Carter, Alessandro E. Della Chà, Michael E. Herman, Ted W. Love, Kent Snyder, Salix Pharmaceuticals, Ltd., Salix Pharmaceuticals, Inc. and Willow Acquisition Sub Corporation, filed in the Court of Chancery of the State of Delaware, dated November 25, 2013.

(b)(1)	Commitment Letter, dated as of November 7, 2013, between Jefferies Finance LLC and Salix Pharmaceuticals, Ltd. (incorporated by reference to Exhibit 2 to the Schedule 13D filed by Salix Pharmaceuticals, Ltd., Salix Pharmaceuticals, Inc. and Willow Acquisition Sub Corporation on November 18, 2013).

(b)(2)	Amendment to Commitment Letter, dated as of November 22, 2013, between Jefferies Finance LLC and Salix Pharmaceuticals, Ltd.

(d)(1)	Agreement and Plan of Merger, dated as of November 7, 2013, among Salix Pharmaceuticals, Ltd., Salix Pharmaceuticals, Inc., Willow Acquisition Sub Corporation and Santarus, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Salix Pharmaceuticals, Ltd. on November 7, 2013).

(d)(2)	Tender and Support Agreement, dated as of November 7, 2013, among Salix Pharmaceuticals, Ltd., Willow Acquisition Sub Corporation and the stockholders listed therein (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Salix Pharmaceuticals, Ltd. on November 7, 2013).

(d)(3)	Confidentiality Agreement, effective as of August 6, 2013, between Salix Pharmaceuticals, Inc. and Santarus, Inc.

(g)	Not applicable.

(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 3, 2013

SALIX PHARMACEUTICALS, LTD.

By:	/S/ ADAM C. DERBYSHIRE
Name: Adam C. Derbyshire
Title: Executive Vice President, Finance and Administration and Chief Financial Officer

SALIX PHARMACEUTICALS, INC.

By:	/S/ ADAM C. DERBYSHIRE
Name: Adam C. Derbyshire
Title: Executive Vice President, Finance and Administration and Chief Financial Officer

WILLOW ACQUISITION SUB CORPORATION

By:	/S/ TIMOTHY J. CREECH
Name: Timothy J. Creech
Title: President

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated December 3, 2013.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Summary Advertisement as published in The New York Times on December 3, 2013.

(a)(5)(A)	Joint Press Release issued by Salix Pharmaceuticals, Ltd. and Santarus, Inc. on November 7, 2013 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Salix Pharmaceuticals, Ltd. on November 7, 2013).

(a)(5)(B)	Press Release issued by Salix Pharmaceuticals, Ltd. on December 3, 2013.

(a)(5)(C)	Complaint of Luzberto Rodriguez against Santarus, Inc., David F. Hale, Michael C. Carter, Ted W. Love, Gerald T. Proehl, Alessandro E. Della Chà, Kent Snyder, Daniel D. Burgess, Michael E. Herman, Salix Pharmaceuticals, Ltd., Salix Pharmaceuticals, Inc. and Willow Acquisition Sub Corporation, filed in the Court of Chancery of the State of Delaware, dated November 12, 2013.

(a)(5)(D)	Complaint of Donald Clark against Santarus, Inc., David F. Hale, Michael G. Carter, Ted W. Love, Gerald T. Proehl, Alessandro E. Della Chà, Kent Snyder, Daniel D. Burgess, Michael E. Herman, Salix Pharmaceuticals, Ltd., Salix Pharmaceuticals, Inc. and Willow Acquisition Sub Corporation, filed in the Court of Chancery of the State of Delaware, dated November 12, 2013.

(a)(5)(E)	Complaint of Jason Gerber against Santarus, Inc., David F. Hale, Gerald T. Proehl, Daniel D. Burgess, Michael G. Carter, Alessandro E. Della Chà, Michael E. Herman, Ted W. Love, Kent Snyder, Salix Pharmaceuticals, Ltd., Salix Pharmaceuticals, Inc. and Willow Acquisition Sub Corporation, filed in the Superior Court of the State of California in the County of San Diego, dated November 14, 2013.

(a)(5)(F)	Complaint of Randolph J.F. Potter, as Trustee for Randolph J.F. Potter, P.A. Employees Pension Plan against Santarus, Inc., David F. Hale, Gerald T. Proehl, Daniel D. Burgess, Michael G. Carter, Alessandro E. Della Chà, Michael E. Herman, Ted W. Love, Kent Snyder, Salix Pharmaceuticals, Ltd., Salix Pharmaceuticals, Inc. and Willow Acquisition Sub Corporation, filed in the Court of Chancery of the State of Delaware, dated November 14, 2013.

(a)(5)(G)	Complaint of Peter Grignon against Santarus, Inc., Salix Pharmaceuticals, Ltd., Salix Pharmaceuticals, Inc., Willow Acquisition Sub Corporation, David F. Hale, Gerald T. Proehl, Daniel D. Burgess, Michael G. Carter, Alessandro E. Della Chà, Michael E. Herman, Ted W. Love and Kent Snyder, filed in the Court of Chancery of the State of Delaware, dated November 15, 2013.

(a)(5)(H)	Complaint of Imad Ahmad Khalil against Santarus, Inc., Daniel D. Burgess, Michael G. Carter, Alessandro E. Della Chà, David F. Hale, Michael E. Herman, Gerald T. Proehl, Ted W. Love, Kent Snyder, Salix Pharmaceuticals, Ltd., Salix Pharmaceuticals, Inc. and Willow Acquisition Sub Corporation, filed in the Court of Chancery of the State of Delaware, dated November 15, 2013.

(a)(5)(I)	Complaint of Jody King against Santarus, Inc., Gerald T. Proehl, David F. Hale, Michael E. Herman, Daniel D. Burgess, Kent Snyder, Michael G. Carter, Ted W. Love, Alessandro E. Della Chà, Salix Pharmaceuticals, Ltd., Salix Pharmaceuticals, Inc. and Willow Acquisition Sub Corporation, filed in the Court of Chancery of the State of Delaware, dated November 15, 2013.

Exhibit No.	Description

(a)(5)(J)	Complaint of John Korhonen against Santarus, Inc., David F. Hale, Gerald T. Proehl, Daniel D. Burgess, Michael G. Carter, Alessandro E. Della Chà, Michael E. Herman, Ted W. Love, Kent Snyder, Salix Pharmaceuticals, Ltd., Salix Pharmaceuticals, Inc. and Willow Acquisition Sub Corporation, filed in the Court of Chancery of the State of Delaware, dated November 15, 2013.

(a)(5)(K)	Complaint of Salvatore Bongiovanni against Santarus, Inc., David F. Hale, Michael G. Carter, Ted W. Love, Gerald T. Proehl, Alessandro E. Della Chà, Kent Snyder, Daniel D. Burgess, Michael E. Herman, Salix Pharmaceuticals, Ltd., Salix Pharmaceuticals, Inc. and Willow Acquisition Sub Corporation, filed in the Court of Chancery of the State of Delaware, dated November 22, 2013.

(a)(5)(L)	Complaint of Frederic Princen against Santarus, Inc., David F. Hale, Gerald T. Proehl, Daniel D. Burgess, Michael G. Carter, Alessandro E. Della Chà, Michael E. Herman, Ted W. Love, Kent Snyder, Salix Pharmaceuticals, Ltd., Salix Pharmaceuticals, Inc. and Willow Acquisition Sub Corporation, filed in the Court of Chancery of the State of Delaware, dated November 25, 2013.

(b)(1)	Commitment Letter, dated as of November 7, 2013, between Jefferies Finance LLC and Salix Pharmaceuticals, Ltd. (incorporated by reference to Exhibit 2 to the Schedule 13D filed by Salix Pharmaceuticals, Ltd., Salix Pharmaceuticals, Inc. and Willow Acquisition Sub Corporation on November 18, 2013).

(b)(2)	Amendment to Commitment Letter, dated as of November 22, 2013, between Jefferies Finance LLC and Salix Pharmaceuticals, Ltd.

(d)(1)	Agreement and Plan of Merger, dated as of November 7, 2013, among Salix Pharmaceuticals, Ltd., Salix Pharmaceuticals, Inc., Willow Acquisition Sub Corporation and Santarus, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Salix Pharmaceuticals, Ltd. on November 7, 2013).

(d)(2)	Tender and Support Agreement, dated as of November 7, 2013, among Salix Pharmaceuticals, Ltd., Willow Acquisition Sub Corporation and the stockholders listed therein (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Salix Pharmaceuticals, Ltd. on November 7, 2013).

(d)(3)	Confidentiality Agreement, effective as of August 6, 2013, between Salix Pharmaceuticals, Inc. and Santarus, Inc.

(g)	Not applicable.

(h)	Not applicable.